June 20, 2008
Via EDGAR
Mail Stop 7010
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	ConocoPhillips Form 10-K for the fiscal year ended December 31, 2007 File No. 001-32395
Dear Mr. Schwall:
Per a telephone conversation with your Staff on Wednesday, June 18, 2008, we are providing additional supplemental information concerning your previous comment #4. For reference, we have repeated the Staff’s original comment below in bold, along with our original response, both in their entirety. The new information provided in this response follows the heading “Additional Supplemental Information on Estimate-to-Actual Adjustments” shown below.
Financial Statements and Supplementary Data, page 98
Note 10—Investments, Loans and Long-Term Receivables, page 122
LUKOIL, page 124
4.	We note your disclosure explaining that because LUKOIL’s accounting cycle close and preparation of U.S. GAAP financial statements occur subsequent to your reporting deadline, the amount of equity income you record is estimated, based on current market indicators and other publicly-available information; and that you reflect any adjustment necessary to record actual results in the next quarterly period. Tell us how you concluded that this equity investment earnings adjustment should be characterized as a change in estimate, rather than a correction of error, following the guidance in SFAS 154, if that is your view. Conversely, if you believe it is a non-material error, further disclosure may be necessary to comply with the guidance in SAB Topic 1:N. Please submit a schedule showing the impact of these adjustments

U.S. Securities and Exchange Commission
June 20, 2008

for each quarterly period; and any disclosures that you propose to further clarify the nature of the adjustments.
Response: SFAS 154, “Accounting Changes and Error Corrections,” defines a change in accounting estimate as: “a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” An error is defined as: “an error in recognition, measurement, presentation, or disclosure in financial statements, resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.”

A change in an accounting estimate is the result of new events, changing conditions, more experience, or additional information, any of which requires previous estimates to be revised. Although distinguishing between a change in estimate and correction of an error may sometimes be confusing, they differ in that a change in estimate is based on new information that was previously unavailable.

Because LUKOIL’s current period U.S. GAAP financial results are not available to us at the time we prepare and file our financial statements, we consider the inherent adjustment resulting from this new information to be a change in estimate. We acknowledge any adjustments to our LUKOIL segment earnings resulting from the error factors noted above are subject to the guidance in SAB Topic 1:N.

We believe the differences between estimated and actual LUKOIL results have been adequately disclosed (see page 66 of our 2007 Form 10-K) and therefore no additional disclosures are required in future filings.

U.S. Securities and Exchange Commission
June 20, 2008

Additional Supplemental Information on Estimate-to-Actual Adjustments
The table below indicates the estimate-to-actual adjustment for each quarterly and annual period since the inception of our LUKOIL investment.

ConocoPhillips’	Estimate-to-	Percent of
Reporting	Consolidated	Actual	Consolidated
Period	Net Income*	Adjustment	Net Income**
($ Millions)	($ Millions)
Yr 2004	$8,129	n/a	n/	a
1 Q 2005	$2,912	n/a	n/	a
2 Q 2005	$3,138	$4	<1%
3 Q 2005	$3,800	$16	<1%
4 Q 2005	$3,679	$37	1%
Yr 2005***	$13,529	$10	<1%
1 Q 2006	$3,291	$11	<1%
2 Q 2006	$5,186	$78	2%
3 Q 2006	$3,876	$74	2%
4 Q 2006	$3,197	$68	2%
Yr 2006***	$15,550	$71	<1%
1 Q 2007	$3,546	$(19)	1%
2 Q 2007	$4,813	$(44)	1%
3 Q 2007	$3,673	$(85)	2%
4 Q 2007	$4,371	$9	<1%
Yr 2007***	$16,403	$(19)	<1%
1 Q 2008	$4,139	$(16)	<1%

*	Second quarter and full year 2007 adjusted to exclude $4,512 million Venezuela impairment.

**	Based on absolute amounts.

***	Reflects adjustment for fourth quarter of prior year only.
As demonstrated in the above table, the percentage impact of the estimate-to-actual adjustment to ConocoPhillips’ consolidated net income was clearly immaterial. These adjustments did not impact the general trend of the net income from our LUKOIL Investment segment, which trended upward during this time period as a result of our increasing ownership interest and increasing commodity prices.
Based on the above, we continue to believe the differences between estimated and actual LUKOIL results have been adequately disclosed in our past filings. We also acknowledge to the Staff we will continue to disclose these adjustments in future Form 10-Q/10-K filings when material to an understanding of reported results.

U.S. Securities and Exchange Commission
June 20, 2008

In response to your request, the Company hereby acknowledges each of the following:
•	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

•	The Staff’s comments or the changes to disclosure the Company makes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above filing.

•	ConocoPhillips may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CONOCOPHILLIPS
/s/ John A. Carrig

John A. Carrig Executive Vice President, Finance, and Chief Financial Officer

cc:	Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Ms. Janet Langford Kelly, Esq.
     Senior Vice President, Legal, and
     General Counsel and Corporate Secretary
Mr. Rand C. Berney
     Vice President and Controller
Mr. Andrew R. Brownstein, Esq.
     Wachtell, Lipton, Rosen & Katz
Mr. R. Dale Nijoka
Ernst & Young LLP